

December 5, 2012

Via E-mail
Mackie Barch
President, Chief Executive Officer and Chairman
Sunpeaks Ventures, Inc.
9337 Fraser Avenue.
Silver Spring, MD 20910

>   **Re: Sunpeaks Ventures, Inc.**
>   **Amendment No. 3 to Current Report on Form 8-K**
>   **Filed November 21, 2012**
>   **File No. 000-54523**

Dear Mr. Barch:

We have reviewed your amended filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing an amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 8-K filed October 17, 2012, as amended November 21, 2012

1.   We note that the exhibit 10.1 filed in response to prior comment 5 continues to omit exhibits E, F-1, F-2, Exhibit A to Exhibit G and multiple schedules; therefore, we reissue the comment. Please file the complete agreement. Also, please file Exhibit 10.2 to the Form 8-K filed on April 6, 2012 and amended on November 21, 2012 in its entirety. We note the omission of Exhibit A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: (via e-mail) Brian Lebrecht, Esq.